Exhibit 4.7.8

AMENDMENT NO. 7

TO THE NATIONAL CITY

SAVINGS AND INVESTMENT PLAN

(as amended and restated effective January 1, 2001)

National City Corporation, a Delaware corporation, and National City Bank, a national banking association, Trustee, hereby evidence the adoption of this Amendment No. 7 to the National City Savings and Investment Plan, as amended and restated as of January 1, 2001 (the “Plan”).

1. Effective April 27, 2006, Section 1.1 of Article I of the Plan is hereby amended by the deletion of Subsection (64) thereunder and the substitution in lieu thereof of a new Subsection (64) to read as follows:

“(64) Variable Pay: Except as provided in the following sentence, the term “Variable Pay” shall mean any overtime pay, bonuses, commissions, incentive compensation payments or other forms of special compensation paid in cash by an Employer to an Employee. Automobile allowances, parking allowances, relocation expense payments, tuition reimbursements, signing bonuses, business expense reimbursements, the value of flex-vacation sold, Employer-paid club dues, cash payments upon the exercise of stock appreciation rights, cash payments upon the exercise of or disposition of stock options, dividends paid upon restricted stock, cash payments of dividend equivalents on restricted stock units, cash payments under any long-term incentive plan, deferred cash payments, Mexican tax refunds, medical supplement adjustment payments and amounts not taxable to an Employee shall not be included in Variable Pay.”

This Amendment No. 7 is executed at Cleveland, Ohio this 27th day of April, 2006 but effective as otherwise set forth above.

NATIONAL CITY BANK, TRUSTEE		NATIONAL CITY CORPORATION

By:	/s/ Christopher J. Dziak	By:	/s/ Jeffrey D. Kelly
Title:	Assistant Vice President	Title:	Vice Chairman and CFO

		By:	/s/ Jon N. Couture
		Title:	Sr. Vice President and Corporate HR Director

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